06009419

UNITEDSTATES
URITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

RECD S.E.C.
MAY 12 2005
503

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

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SEC FILE NUMBER
8- 40904

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Westport Resources Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

315 Post Road West
(No. and Street)

Westport, (City) Connecticut (State) 06880 (Zip Code)

SEC MAIL PROCESSING SECTION WASH, D.C. 213

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John A. Vaccaro (203) 226-0222
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dworken, Hillman, LaMorte & Sterczala, P.C.
(Name – *if individual, state last, first, middle name*)

Four Corporate Drive, Suite 488 (Address) Shelton (City) Connecticut (State) 06484 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 10 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

7/6/06

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John A. Vaccaro, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Westport Resources Investment Services, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

THADDEUS J. NORTH
Notary Public, State of New York
No. 01NO5035166
Qualified in Kings County
Commission Expires Oct. 24, 2006

Signature

CEO
Title

4-11-06
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements

WESTPORT RESOURCES INVESTMENT SERVICES, INC.

Report Pursuant to Rule 17a-5(d) of
The Securities and Exchange Commission

Years Ended December 31, 2005 and 2004

WESTPORT RESOURCES INVESTMENT SERVICES, INC.

Years Ended December 31, 2005 and 2004

CONTENTS

DWORKEN, HILLMAN, LAMORTE & STERCZALA, P.C.
Certified Public Accountants/Business Consultants
FOUR CORPORATE DRIVE · SUITE 488 · SHELTON, CT 06484

James G. Cosgrove, CPA
Walter R. Fulton, CPA
Eric N. Hendlin, CPA
William C. Lesko, CPA
Paul M. Sterczala, CPA
Joseph A. Verrilli, CPA

(203) 929-3535
FAX (203) 929-5470
www.dhls.com

Independent Auditors' Report

Shareholders
Westport Resources Investment Services, Inc.
Westport, Connecticut

We have audited the accompanying statements of financial condition of Westport Resources Investment Services, Inc. as of December 31, 2005 and 2004, and the related statements of operations, changes in shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Westport Resources Investment Services, Inc. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information on page 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Dworken Hillman LaMorte & Sterczala

Shelton, Connecticut
February 6, 2006, *except for Note 11*
as to which the date is May 2, 2006

WESTPORT RESOURCES INVESTMENT SERVICES, INC.

STATEMENTS OF FINANCIAL CONDITION

	December 31, 2005	December 31, 2004
Assets		
Cash and cash equivalents	**$311,100**	$332,028
Receivable from clearing broker	**266,096**	195,139
Income tax receivable	**39,900**	
Securities owned - at market value (Note 3)	**115,585**	88,519
Equipment and improvements (Note 4)	**29,112**	23,103
Due from affiliate (Note 2)	**83,319**	92,472
Other assets	**115,040**	110,756
Total Assets	**$960,152**	$842,017
Liabilities and Shareholders' Equity		
Liabilities:		
Accrued expenses and other liabilities	**$306,399**	$281,260
Deferred income taxes (Note 7)	**7,300**	5,400
Total Liabilities	**313,699**	286,660
Commitments and contingencies (Note 6)		
Shareholders' equity:		
Common stock, no par value; 5,000 shares authorized, issued and outstanding 404 shares	**152,750**	152,750
Retained earnings	**493,703**	402,607
Total Shareholders' Equity	**646,453**	555,357
Total Liabilities and Shareholders' Equity	**$960,152**	$842,017

See notes to financial statements.

WESTPORT RESOURCES INVESTMENT SERVICES, INC.

STATEMENTS OF OPERATIONS

	Year Ended December 31, 2005	2004
Revenue:		
Commissions	$3,261,209	$3,102,211
Interest income	6,368	14,601
Other income	89,339	99,900
	3,356,916	3,216,712
Expenses:		
Employee compensation	1,227,817	1,101,974
Commissions	1,134,329	1,062,900
Clearance costs	524,113	520,682
Office supplies and expenses	269,158	229,404
Rent, occupancy and equipment costs	135,723	98,852
Professional fees	117,107	151,875
Travel and entertainment	80,367	68,345
Pension expense (Note 5)	40,918	32,755
Dues and subscriptions	27,286	26,023
Regulatory fees	25,620	19,725
Quote services	24,456	23,538
Marketing and advertising	14,010	36,885
Depreciation	12,451	10,537
Contributions	10,886	4,354
Interest expense		2,717
Reimbursement for support services (Note 2)	(429,000)	(415,000)
	3,215,241	2,975,566
Income before provision for income taxes	141,675	241,146
Provision for income taxes (Note 7)	50,579	97,484
Net income	$ 91,096	$ 143,662

See notes to financial statements.

WESTPORT RESOURCES INVESTMENT SERVICES, INC.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock	Retained Earnings	Total
Balance, January 1, 2004	$152,750	$258,945	$411,695
Net income		143,662	143,662
Balance, December 31, 2004	152,750	402,607	555,357
Net income		91,096	91,096
Balance, December 31, 2005	$152,750	$493,703	$646,453

See notes to financial statements.

WESTPORT RESOURCES INVESTMENT SERVICES, INC.

STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2005	2004
Cash flows from operating activities:		
Net income	**$ 91,096**	$143,662
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	**12,449**	10,537
Deferred income tax expense	**1,900**	16,100
Decrease (increase) in assets:		
Receivable from clearing broker	**(70,957)**	155
Other receivables		1,616
Securities owned at market value		(316)
Income taxes receivable	**(39,900)**	
Due from affiliate	**9,153**	(33,210)
Other assets	**(4,284)**	(29,942)
Increase (decrease) in liabilities:		
Accrued expenses and other liabilities	**25,139**	(21,796)
Net cash provided by operating activities	**24,596**	86,806
Cash flows from investing activities:		
Purchase of securities	**(27,066)**	
Capital expenditures	**(18,458)**	(22,846)
Net cash used in investing activities	**(45,524)**	(22,846)
Cash flows from financing activities:		
Repayments of subordinated debt		(75,000)
Net cash used in financing activities		(75,000)
Net decrease in cash and cash equivalents	**(20,928)**	(11,040)
Cash and cash equivalents, beginning	**332,028**	343,068
Cash and cash equivalents, ending	**$311,100**	$332,028

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2005 and 2004

1. **Description of the Company and summary of significant accounting policies:**

Description of Company:

Westport Resources Investment Services, Inc. (the Company) is registered as a broker-dealer in securities with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. (NASD). In this capacity, it executes both principal transactions for itself and agency transactions for its customers. The Company conducts business primarily with other broker-dealers located in the tri-state area on behalf of its customers and for its own proprietary accounts. The Company's customers are located throughout the world.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction.

The Company's policy is to monitor its exposure continuously to market and counterparty risk using a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducts business.

The Company introduces its customer transactions to a broker with whom it has a correspondent relationship for execution and clearance in accordance with the terms of a clearance agreement. In connection therewith, the Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain related to the Company's customers. As of December 31, 2005 and 2004, amounts were owed to the clearing broker by these customers, which were in connection with normal, delivery-against-payment, cash-account transactions. After December 31, 2005 and 2004, all amounts related to such transactions were received from customers. Securities purchased by customers in connection with those transactions are held by the clearing broker as collateral for the amounts owed.

Significant accounting policies:

Securities transactions:

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis. Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

1. **Description of the Company and summary of significant accounting policies** (continued):

Significant accounting policies (continued):

Commissions:

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Estimates and assumptions:

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates used.

Cash and cash equivalents:

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

Equipment and improvements:

Equipment and improvements is carried at cost. Depreciation is provided by using the straight-line method over the estimated useful lives of the assets or the term of the underlying lease.

Income taxes:

Deferred income taxes are determined based on the difference between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect for the year in which the differences are expected to reverse. Temporary differences giving rise to deferred income taxes consist of accelerated methods of depreciation for income tax purposes and state net operating losses.

2. **Related party transactions:**

The Company and an affiliate through common ownership share common personnel. The Company charged the affiliate $429,000 in 2005 and $415,000 in 2004 for these common expenses. The Company has receivables of $83,319 and $92,472 from this affiliate at December 31, 2005 and 2004, respectively.

3. **Securities owned:**

Marketable securities owned consist of trading and investment securities, at market value, as follows:

	2005	2004
Cash and cash equivalents	$102,049	$75,000
Municipal bonds	13,536	13,519
	$115,585	$88,519

4. **Equipment and improvements:**

	2005	2004
Office equipment	$59,954	$41,496
Leasehold improvements	13,161	13,161
	73,115	54,657
Less accumulated depreciation	44,003	31,554
	$29,112	$23,103

5. **Employee benefits:**

The Company established a 401(k) Profit Sharing Plan (the "Plan") which covers substantially all employees. The Company matches 25% of every dollar a participant contributes up to 5% of annual compensation, as defined. The Company may make additional discretionary contributions as authorized. Contributions by the Company to the Plan were $40,918 and $32,755 in 2005 and 2004, respectively.

6. Commitments and contingencies:

Leases:

The Company leases office space, furniture, and equipment under noncancellable operating leases expiring through December 2008. The office lease contains a renewal option for up to five additional years and escalation clauses. The furniture and equipment are leased from a shareholder of the Company. Future minimum lease payments on these leases are as follows:

Year ending December 31:	Related Party	Other	Total
2006	$11,100	$155,500	$166,600
2007	3,700	151,900	155,600
2008		157,300	157,300
	$14,800	$464,700	$479,500

Rent expense was $76,049 and $45,253 in 2005 and 2004, respectively, including $2,115 and $18,800 to a related party.

Contingencies:

As part of its business, the Company is involved in several arbitration matters with customers. In the opinion of management, the outcome of these matters will not have a material effect on the financial position of the Company.

Shareholders' agreement:

The Company and its shareholders entered into an agreement whereby the Company has the right of first refusal to purchase stock from any shareholder wishing to sell. In addition, upon the death or disability of a shareholder, the Company has an obligation to repurchase the shareholder's stock. The Company also has the ability to assign its rights to non-selling shareholders.

Stock purchases will be calculated at the greater of book value or fair market value, as defined.

Clearing agreement:

The Company has a clearing agreement with National Financial Services through December 31, 2008. Early termination results in the assessment of a fee based on remaining time.

7. Provision for income taxes:

The provision for income taxes consists of the following:

	2005	2004
Current:		
Federal	**$37,596**	$75,784
State	**11,083**	5,600
Deferred	**1,900**	16,100
	$50,579	$97,484

8. Rule 15c3-3:

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(A) in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

9. Net capital requirements:

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005 and 2004, the Company had net capital of $377,052 and $332,398, which exceeded the minimum requirement of $100,000 by $284,352 and $232,398. The Company's net capital ratio was .80 to 1 in 2005 and .84 to 1 in 2004.

10. Supplemental disclosure of cash flow information:

Cash paid for interest was $2,717 in 2004.

11. **Reconciliation of shareholders' equity, net income and net capital:**

A reconciliation of shareholders' equity, net income and net capital reported to the NASD Regulation, Inc. to the amounts reported in the financial statements follows:

	As Previously Reported	Adjustments	As Presently Reported
Total assets	$ 935,967	$24,185	$ 960,152
Total liabilities	229,498	84,201	313,699
Total ownership equity	$ 706,469	($60,016)	$ 646,453
Total revenue	$3,357,139	($ 223)	$3,356,916
Total expenses, including income taxes	3,239,777	26,043	3,265,820
Net income	$ 117,362	($26,266)	$ 91,096
Net capital	$ 461,992	($84,940)	$ 377,052

The adjustments stated above relate primarily to adjustments by the Company of accrued settlement fees, employee bonuses and income taxes.

WESTPORT RESOURCES INVESTMENT SERVICES, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO THE UNIFORM NET CAPITAL RULE 15c3-1

	December 31,	
	2005	2004
Credits		
Shareholders' equity	**$646,453**	$555,357
Less non-allowable assets:		
Income tax receivable, net of deferred income taxes	**39,900**	(5,400)
Other assets	**198,359**	203,228
Property and equipment, net	**29,112**	23,103
	267,371	220,931
Net capital before haircuts on securities positions	**379,082**	334,426
Haircuts on securities positions	**2,030**	2,028
Net capital	**377,052**	332,398
Minimum net capital requirement	**100,000**	100,000
Excess of net capital	**$277,052**	$232,398
Aggregate indebtedness:		
Accrued expenses and other liabilities	**$306,399**	$281,260
Total aggregate indebtedness	**$306,399**	$281,260
Ratio of total aggregate indebtedness to net capital	**.81 to 1**	.84 to 1

Note: Differences between the amounts reported above and the amounts reported in the Company's corresponding unaudited December 31, 2005, Form X-17a-5 Part II A filing have been disclosed in accompanying audited financial statements.